

TOWN SPORTS INTERNATIONAL HOLDINGS, INC.

2018 MANAGEMENT STOCK PURCHASE PLAN

The purpose of this Town Sports International Holdings, Inc. 2018 Management Stock Purchase Plan, adopted on January 3, 2018, is to provide Eligible Employees of Town Sports International Holdings, Inc. ("TSI") and its Subsidiaries an opportunity to voluntarily purchase Stock of TSI (CLUB) in a convenient manner. The Board of Directors of TSI believes that stock ownership benefits both the participants and TSI's shareholders. The Plan is not intended to qualify as an "Employee Stock Purchase Plan," as set forth in section 423 of the Code.

ARTICLE I

DEFINITIONS

Section 1.01 *"Administrator designated by the Committee"* means the administrator designated by the Compensation Committee ("Committee") of the Board of Directors of TSI to administer the Plan, as provided in Section 6.04 below.

Section 1.02 *"Board of Directors"* means the Board of Directors of TSI.

Section 1.03 *"Cash Compensation"* means a Participant's gross base wages, commissions, bonuses, premium pay, shift differential pay, excluding any remuneration delivered as equity compensation, as determined by the Administrator designated by the Committee in its sole and absolute discretion.

Section 1.04 *"Code"* means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

Section 1.05 "Designated Broker" means a stock brokerage or other financial services firm designated by the Company to purchase the Stock on the open market, hold the accounts ("Accounts") for each Participant and/or otherwise assist in the administration of the Plan. Initially, the Designated Broker shall be Computershare.

Section 1.06 *"Effective Date"* shall mean the date on which the Plan is approved by the Committee.

Section 1.07 *"Election Date"* means the first day of the month of each plan year or such other dates as the Administrator designated by the Committee shall specify. The first Election Date for the Plan shall be February 1, 2018.

Section 1.08 "*Eligible Employee*"

(a) Subject to Section 1.08(b) and Section 1.08(c) below, the term "Eligible Employee" includes any employee with a corporate title of Director or above, of the Employer.

(b) Notwithstanding Section 1.08(a) above, the term "Eligible Employee" shall not include:

(i) an employee who is classified by the Administrator designated by the Committee, in its sole and absolute discretion, as a temporary employee or leased employee,

(ii) with respect to any Purchase Period, an employee who terminates employment, dies or is determined to be disabled prior to the applicable Purchase Date;

(iii) unless the Administrator designated by the Committee specifically designates otherwise as set forth in Section 1.22 below, an employee who is employed by a non-U.S. subsidiary; or

(c) Notwithstanding anything herein to the contrary, if an employee's status changes during the Purchase Period, but such change in status is not otherwise discovered or brought to the attention of the Administrator designated by the Committee within a reasonable period prior to any Purchase Date, the Administrator designated by the Committee, in its sole and absolute discretion, may deem such individual to be an Eligible Employee despite the exclusions described in this Section 1.08.

Section 1.09 *"Employer"* means TSI and each Subsidiary.

Section 1.10 *"Market Value"* means the last price for the Stock as reported on the NASDAQ for the date of reference. If there was no such price reported for the date of reference, "Market Value" means the last reported price for the Stock on the day immediately preceding the date of reference for which such price was reported or, if there was no such reported price, the fair market value of a share of Stock as determined by the Administrator designated by the Committee.

Section 1.11 *"Matching RSA"* means an award to be granted under the Town Sports International Holdings, Inc. 2006 Stock Incentive Plan, as amended (the "SIP") of that number of shares of Stock that equals the number of shares purchased pursuant to the MSPP and held until the end of the applicable Voluntary Holding Period, as defined in Section 1.25. Shares held pursuant to a Matching RSA will be subject to the terms and conditions of the SIP and the applicable award agreement that is required to be signed by the Participant and an authorized officer of TSI (the current form of which is attached hereto as Annex A).

Section 1.12 *"Maximum Deduction Amount"* means, unless otherwise adjusted by the Committee, expressed as a dollar amount or a percentage,

20% of Cash Compensation paid to, or on behalf of, a Participant during a Purchase Period, and deducted on an after-tax basis.

Section 1.13 *"Participant"* means each Eligible Employee who:

(a) elects to participate in the Plan in accordance with Article II; and

(b) has not otherwise voluntarily elected to cease his or her participation in the Plan and has not otherwise requested and received all funds held on account of the Participant in the Plan.

Section 1.14 *"Plan"* or *"MSPP"* means the Town Sports International Holdings, Inc. 2018 Management Stock Purchase Plan, as set forth herein and as hereafter amended.

Section 1.15 *"Plan Year"* means each year during which the Plan is in effect.

Section 1.16 *"Purchase Agreement"* means the instrument prescribed by the Administrator designated by the Committee pursuant to which an Eligible Employee may enroll as a Participant and subscribe for the purchase of shares of Stock on the terms and conditions contained in the Plan. In the event of a conflict between the Purchase Agreement and this Plan, the terms of the Plan shall control.

Section 1.17 *"Purchase Date"* means the last Trading Date of each Purchase Period.

Section 1.18 *"Purchase Period"* means each three (3) month period, or such other period specified by the Administrator designated by the Committee, beginning on or after the Effective Date (but no longer than three months), during which the Participant's Stock purchase is funded through payroll deduction accumulations. The first Purchase Period shall begin on February 1, 2018 and continue until the last Trading Date of the defined Purchase Period. Unless the Administrator designated by the Committee determines otherwise, each subsequent Purchase Period, after the first Purchase Period, shall begin on the first day following the preceding Purchase Date and continue until the last Trading Date of the three-month period of such Purchase Period.

Section 1.19 *"Purchase Price"* means the purchase price for shares of Stock purchased under the Plan, determined as set forth in Section 3.01 below.

Section 1.21 *"Stock"* means the common stock, par value of $0.001 per share, of TSI (NASDAQ:CLUB).

Section 1.22 *"Subsidiary"*

(a) The term "Subsidiary" means any present or future corporation that:

(i) constitutes a "subsidiary corporation" of TSI as that term is defined in section 424 of the Code and

(ii) is designated as a participating entity in the Plan by the Administrator designated by the Committee.

(b) Unless the Administrator designated by the Committee specifically designates otherwise, a non-U.S. subsidiary shall not be considered a Subsidiary for purposes of the Plan, and employees of such a subsidiary shall not be Eligible Employees.

Section 1.23 *"Trading Date"* means a day on which the NASDAQ is open for trading.

Section 1.24 *"TSI"* means Town Sports International Holdings, Inc., or its subsidiaries.

Section 1.25 *"Voluntary Holding Period"* means, subject to Section 5.01 below, the two (2) year period following a Purchase Date during which a Participant may hold any shares of Stock purchased on his or her behalf pursuant to the Plan to be eligible to receive a Matching Restricted Stock Award.

ARTICLE II

PARTICIPATION

Section 2.01 *Initial Participation*. An Eligible Employee may elect to participate in the Plan by properly executing a Purchase Agreement and filing such Purchase Agreement with the Administrator designated by the Committee, or its delegate, at such time in advance of the Election Date as the Administrator designated by the Committee shall prescribe. An Eligible Employee who properly elects to participate in the Plan is referred to herein as a "Participant".

Section 2.02 *Continuation of Participation*.

(a) The Purchase Agreement shall remain in effect until it is modified through discontinuance of participation under Section 2.03 below or otherwise changed under Section 2.05 below.

(b) A Participant who is on a leave of absence approved by an Employer may continue to participate in the Plan during the leave of absence to the extent such Participant continues to receive Cash Compensation, which is sufficient to satisfy any other legally required deductions or withholding obligations, as the Administrator designated by the Committee may determine in its sole and absolute discretion.

Section 2.03 *Discontinuance of Participation*.

(a) To the extent legally permissible, a Participant may voluntarily cease his or her participation in the Plan and stop payroll deductions at any time by properly filing a notice of cessation of participation on such form within five (5) business days before the Purchase Date. A Participant who ceases contributions during a Purchase Period may not make additional contributions to the Plan during the Purchase Period and TSI shall return the funds held for the Participant under the Plan at such time in advance of the Purchase Date as soon as administratively practicable.

(b) Notwithstanding subsection Section 2.03, if a Participant ceases to be an Eligible Employee, his or her participation in the Plan shall automatically cease and no further purchase of Stock shall be made for the Participant. Any funds held for the Participant under the Plan shall be distributed to the Participant as soon as administratively practicable.

Section 2.04 *Readmission to Participation*.

(a) Any Eligible Employee who:

(i) was previously a Participant;

(ii) discontinued participation (whether by cessation of eligibility or otherwise); and

(iii) wishes to be reinstated as a Participant,

may again become a Participant by executing and filing with the Administrator designated by the Committee a new Purchase Agreement.

(b) Reinstatement as a Participant shall be effective as of the next Election Date, provided the Participant is an Eligible Employee and the Participant files a new Purchase Agreement with the Administrator designated by the Committee at such time in advance of the Election Date as the Administrator designated by the Committee shall prescribe.

Section 2.05 *Payroll Deductions and Deposits.*

(a) Each Participant shall authorize after-tax payroll deductions from his or her Cash Compensation for the purpose of funding the purchase of Stock pursuant to his or her Purchase Agreement. In the Purchase Agreement, each Participant shall authorize the withholding of a percentage of each payment of Cash Compensation during the Purchase Period, which shall be in one percent (1%) increments or $100.00 (one-hundred dollar) increments and may not exceed the Maximum Deduction Amount.

(b) To the extent legally permissible, a Participant may change the deduction to any permissible level, as permitted by the Administrator designated by the Committee in its sole and absolute discretion, as of any time prior to an Election Date. A change shall be made by filing with the Administrator designated by the Committee a new Purchase Agreement, which shall become effective as soon as administratively practicable following receipt by the Administrator designated by the Committee or its delegate.

Section 2.06 *Participant Rights and Privileges.* Notwithstanding anything herein to the contrary, all Participants shall have the same rights and privileges within the meaning of Section 423(b)(5) of the Code.

ARTICLE III

STOCK PURCHASE AND DISTRIBUTION

Section 3.01 *Purchase Price of Shares.* Unless the Committee determines otherwise, the Purchase Price per share of the Stock to be sold to Participants under the Plan shall be

> 100% of the Market Value of such share on the Purchase Date, based on the average open market purchase price allocated to all participants

Section 3.02 *Purchase of Shares.*

(a) As of the last trading day of each Purchase Period, the Designated Broker shall purchase on the open market that number of whole shares of Stock as determined by dividing available contributions for the Purchase Period by the Purchase Price.

(b) Subject to the provisions of Section 3.02 above and Section 3.04 below, there shall be purchased for the Participant on each Purchase Date, at the Purchase Price for the Purchase Period, the largest number of whole shares of Stock, as can be purchased with the amounts deducted from the Participant's Compensation during the Purchase Period.

(c) Notwithstanding anything herein to the contrary, in the event that any amounts that are attributable to a Participant's deductions or contributions remain after the purchase of shares of Stock on a Purchase Date, such amounts shall be returned to the Participant, in accordance with Section 3.04(c) below, as soon as administratively practicable.

Section 3.03 *Reservation of Shares*. Shares of Stock shall not be reserved for issuance. All shares issued to Participants will be purchased on the open market by the Designated Broker. By signing the Purchase Agreement, the Participants shall consent to the provision of certain personal information to the Designated Broker.

Section 3.04 *Limitation on Shares to Be Purchased*.

(a) The maximum number of shares of Stock that may be purchased for each Participant on a Purchase Date is the number of whole shares of Stock that can be purchased by applying the full balance of the Participant's deducted funds, in accordance with subsection 3.04(d) below, to the purchase of shares of Stock at the Purchase Price.

(b) Notwithstanding Section 3.04(a) above, before the beginning of a Purchase Period, the Committee, in its sole and absolute discretion, may increase or decrease the maximum share limit for the Purchase Period and subsequent Purchase Periods. The adjusted maximum share limit shall continue in effect until again adjusted by the Administrator designated by the Committee.

(c) Any amounts deducted from a Participant's Compensation that cannot be applied to the purchase of Stock on a Purchase Date by reason of the foregoing limitations described in Section 3.04(a) above and 3.04(d) below, shall be returned to the Participant, as soon as administratively practicable.

(d) No Participant is allowed to contribute in excess of $200,000 in any 12-month period towards the purchase of stock under this Plan.

Section 3.05 *Payment for Stock; No Trust Account*. The Purchase Price for all shares of Stock purchased by a Participant under the Plan shall be paid out of the Participant's authorized payroll deductions. All funds received or held by TSI under the Plan are general assets of TSI, shall be held free of any trust requirement or other restriction, shall not be held in any segregated account and may be used for any corporate purpose.

Section 3.06 *Share Ownership; Issuance of Certificates*.

(a) The shares of Stock purchased by a Participant on a Purchase Date shall, for all purposes, be deemed to have been purchased at the close of business on the Purchase Date. Prior to that time, none of the rights or privileges of a shareholder of TSI shall inure to the Participant with respect to such shares of Stock.

(b) Shares of Stock shall be delivered by:

(i) The Designated Broker, purchasing shares on the Purchase Date and depositing those shares into accounts maintained by such firm in a separate brokerage account for each Participant.

(c) Each account described in Section 3.06(b) above shall be in the name of the Participant.

Section 3.07 *Distribution of Shares or Resale of Stock.*

(a) A Participant may request a distribution of shares of Stock purchased for the Participant under the Plan or order the sale of such shares by making a request to the Designated Broker. Any shares distributed prior to the completion of the Voluntary Holding Period will not be eligible for a Matching RSA.

(b) If a Participant terminates his or her employment with the Employer or otherwise ceases to be an Eligible Employee, the Participant will lose all eligibility for a potential Matching RSA.

(c) If a Participant sells or otherwise disposes of their shares, any brokerage commissions resulting from a sale of Stock shall be deducted from amounts payable to the Participant.

ARTICLE IV

SPECIAL ADJUSTMENTS

Section 4.01 *Shares Unavailable.* If, on any Purchase Date, the aggregate funds available for the purchase of Stock would otherwise permit the purchase of a number of shares Stock in excess of the number then available for purchase under the Plan, the number of shares of Stock that would otherwise be purchased by each Participant shall be proportionately reduced on the Purchase Date in order to eliminate such excess; and

Section 4.02 *Effect of Certain Transactions.* Subject to any required action by the shareholders, if TSI shall be the surviving corporation in any merger or consolidation, any offering hereunder shall continue to pertain to and apply to the shares of stock of TSI. However, in the event of a dissolution or liquidation of TSI, or a merger or consolidation in which TSI is not the surviving corporation, the Plan and any offering hereunder shall terminate upon the effective date of such dissolution, liquidation, merger or consolidation, unless the Board of Directors determines otherwise, and the balance of any amounts deducted from a Participant's Cash Compensation which have not by such time been applied to the purchase of Stock shall be returned to the Participant, as soon as reasonably practicable.

ARTICLE V

MATCHING RESTRICTED STOCK AWARD

Section 5.01 *Matching RSA.* Each share purchased under the Plan and held through the end of the applicable Voluntary Holding Period is eligible for a Matching RSA under the SIP. On a quarterly basis, any shares purchased through the Plan that have satisfied the completion of the Voluntary Holding Period will be eligible for a Matching RSA. As soon as practicable after the Voluntary Holding Period has been met the Company shall award to the Participant, pursuant to the terms of the SIP, restricted stock of a number of Shares of Stock equal to the number that have achieved the Voluntary Holding Period. Matching RSAs shall constitute actual stock and shall have the rights and privileges defined in the SIP and supporting Restricted Stock Agreement. Any Matching RSAs granted to a Participant as a result of meeting the requirements under this MSPP shall be held in an Account maintained by the Designated Broker for such Participant. TSI will make reasonable efforts to maintain a sufficient number of shares available for issuance under the SIP. In the event that there are insufficient shares of Stock available for issuance under the SIP, the aggregate number of shares underlying Matching RSAs shall be appropriately reduced among the Participants on a pro rata basis.

(a) Limit on Matching Restricted Stock. The cumulative number of Matching RSAs that may be issued in any calendar year will be equal to the lesser of 50% of the shares available for grant under the SIP or the number of MSPP shares that have met the Voluntary Holding Period for that calendar year.

(b) Matching RSA Vesting. Matching RSAs shall vest, and the restrictions thereon shall lapse, on the two-year anniversary of their Award Date. All other terms and conditions will be as set forth in an applicable Award Agreement or the SIP.

c) Employment Required. Notwithstanding anything herein to the contrary, a Participant must be employed by the Company or an affiliate of the Company on the date on which the Matching RSA is granted in order to receive a Matching RSA pursuant to this MSPP.

ARTICLE VI

MISCELLANEOUS

Section 6.01 *Non-Alienation.* Except as set forth below, the right to purchase shares of Stock under the Plan is personal to the Participant, is exercisable only by the Participant during the Participant's lifetime and may not be assigned or otherwise transferred by the Participant.

Section 6.02 *Administrative Costs.* TSI shall pay the administrative expenses associated with the operation of the Plan (other than brokerage commissions resulting from sales of Stock directed by Participants).

Section 6.03 *No Interest.* No interest shall be payable with respect to amounts withheld or deposited under the Plan.

Section 6.04 *Administrator designated by the Committee.* The Committee shall appoint the Administrator designated by the Committee, which shall have the express discretionary authority and power to administer the Plan and to make, adopt, construe, and enforce rules and regulations not inconsistent with the provisions of the Plan. The Administrator designated by the Committee shall adopt and prescribe the contents of all forms required in connection with the administration of the Plan, including, but not limited to, the Purchase Agreement, payroll deduction authorizations, requests for distribution of shares, and all other notices required hereunder. The Administrator designated by the Committee shall have the fullest discretion permissible under law in the discharge of its duties. The Administrator designated by the Committee's interpretations and decisions with respect to the Plan shall be final and conclusive.

Section 6.05 *Withholding of Taxes; Notification of Transfer.* All acquisitions and sales of Stock under the Plan shall be subject to applicable federal (including FICA), state and local tax withholding requirements if the Internal Revenue Service or other taxing authority requires such withholding. TSI may require that Participants pay to TSI (or make other arrangements satisfactory to TSI for the payment of) the amount of any Federal, state or local taxes that TSI is required to withhold with respect to the purchase of Stock or the sale of Stock acquired under the Plan, or instead deduct from the Participant's wages or other compensation the amount of any withholding taxes due with respect to the purchase of Stock or the sale of Stock acquired under the Plan.

Section 6.06 *Amendment of the Plan.* The Committee may, at any time and from time to time, amend the Plan in any respect, except that any amendment that is required to be approved by the shareholders shall be submitted to the shareholders of TSI for approval.

Section 6.07 *Expiration and Termination of the Plan.* The Plan shall continue in effect for ten years from the Effective Date, unless terminated prior to that date pursuant to the provisions of the Plan or pursuant to action by the Committee or Board of Directors of TSI. The Committee or the Board of Directors shall have the right to terminate the Plan at any time without prior notice to any Participant and without liability to any Participant. Upon the expiration or termination of the Plan, the balance, if any, then standing to the credit of each Participant from amounts deducted from the Participant's Cash Compensation which has not, by such time, been applied to the purchase of Stock shall be refunded to the Participant.

Section 6.08 *No Employment Rights.* Participation in the Plan shall not give an employee any right to continue in the employment of an Employer, and shall not affect the right of the Employer to terminate the employee's employment at any time, with or without cause.

Section 6.09 *Repurchase of Stock.* TSI shall not be required to purchase or repurchase from any Participant any of the shares of Stock that the Participant acquires under the Plan.

Section 6.10 *Notice.* A Purchase Agreement and any notice that a Participant files pursuant to the Plan shall be on a physical or electronic form prescribed by the Administrator designated by the Committee and shall be effective only when received by the Administrator designated by the Committee or its delegate. Delivery of such forms may be completed by such processes as are approved by the Administrator designated by the Committee, including online, by hand, by certified mail or sent postage prepaid, to the Administrator designated by the Committee, or such other address as the Administrator designated by the Committee may designate. Delivery by any other mechanism shall be deemed effective at the option and discretion of the Administrator designated by the Committee.

Section 6.11 *Government Regulation*. TSI's obligations under this Plan are all times subject to all approvals of any governmental authority.

Section 6.12 *Internal Revenue Code and ERISA Considerations*. The Plan is neither intended to constitute an "employee stock purchase plan" within the meaning of section 423 of the Code nor intended to be construed as constituting an "employee benefit plan," within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

Section 6.13 *Headings, Captions, Gender.* The headings and captions herein are for convenience of reference only and shall not be considered as part of the text. The masculine shall include the feminine, and vice versa. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, or neuter, as the identity of the person or persons may require. As the context may require, the singular may read as the plural and the plural as the singular.

Section 6.14 *Severability of Provisions, Prevailing Law*. The provisions of the Plan shall be deemed severable. In the event any such provision is determined to be unlawful or unenforceable by a court of competent jurisdiction or by reason of a change in an applicable statute, the Plan shall continue to exist as though such provision had never been included therein (or, in the case of a change in an applicable statute, had been deleted as of the date of such change). The Plan shall be governed by the laws of the State of New York to the extent such laws are not in conflict with, or superseded by, federal law.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC.

2018 MANAGEMENT STOCK PURCHASE PLAN

PURCHASE AGREEMENT AND WITHDRAWAL FORM

Purpose of this Form:

_____ Original Enrollment

_____ Change in Payroll Deduction Rate for subsequent Purchase Period

_____ Withdraw from Plan

_____ Change of Beneficiary(ies)

Date of this Form: _____, _____

1.   I, _____, hereby elect to participate in the TOWN SPORTS INTERNATIONAL HOLDINGS, INC. 2018 MANAGEMENT STOCK PURCHASE PLAN (the "MSPP"), and subscribe to purchase Common Shares of the Company in accordance with this Purchase Agreement and the MSPP. I understand that once a purchase period has commenced, I may no longer increase or decrease (except as set forth in paragraph 2. below) the percentage, or, as elected, dollar amount, of my contributions that I have elected to contribute to the Plan for such purchase period.

OR

2.   I, _____, hereby elect to stop my participation in the MSPP. I understand that my withdrawal from the Plan during a purchase period, will stop all future contributions as soon as practicable. Amounts already contributed will be returned to me as soon as administratively practicable. I acknowledge that this notice of withdrawal must be delivered no later than five business days prior to the end of the Purchase Period in order to be effective for the current Purchase Period, and my participation will not continue to the next Purchase Period. To resume Plan participation after this suspension, I understand that I must provide written notice to the Administrator by submitting a new enrollment form.

3.   I hereby acknowledge receiving a copy of the MSPP, and understand that my participation in the MSPP is entirely voluntary, and is in all respects subject to the terms and conditions of the MSPP.

4.   I hereby authorize after-tax payroll deductions from each paycheck in the amount of

a) _____% in whole percentages not to exceed 20% of my "Cash Compensation" on each payday during each purchase period beginning after the date I have designated above.

OR

b) $_____ (in $100 increments) not to exceed 20% of my "Cash Compensation" on each payday during each purchase period beginning after the date I have designated above.

I understand that Cash Compensation includes base wages, commissions, bonuses, premium pay, shift differential pay, excluding any remuneration delivered as equity compensation, as determined by the Administrator designated by the Committee in its sole and absolute discretion.

5.   I understand that my payroll deductions shall be accumulated for the purchase of common shares of Town Sports Holding International, Inc. (CLUB) at the applicable purchase price determined in accordance with the MSPP. I understand that if I do not withdraw from a purchase period and I remain an Eligible Employee, any accumulated payroll deductions will be used to automatically purchase such shares at the end of the purchase period. Any accumulated contributions that remain after the purchase of Shares will be refunded to me if the amount accumulated is greater than the purchase price of one Share, or will be carried forward to the next purchase period if the amount accumulated is less than the purchase price of one Share.

6.   Shares purchased for me under the MSPP will be held by the MSPP's Designated Broker in my name, until and unless I request issuance of the shares in accordance with the Designated Broker's standard procedures. I hereby agree that TSI may provide the Designated Broker with my personal information, including without limitation, my social security number, in order to open and maintain the account.

7.   I understand that if I voluntarily hold of any shares received by me pursuant to the MSPP for 2 years after the Purchase Date, I will be eligible for a Matching RSA that will be issued by the Company from the SIP.

I UNDERSTAND THAT NOTHING IN THIS AGREEMENT CONSTITUTES TAX ADVICE, AND I ACKNOWLEDGE THAT THE COMPANY HAS ENCOURAGED ME TO CONSULT MY OWN TAX ADVISOR WITH REGARD TO THE TAX CONSEQUENCES OF PARTICIPATING IN THE MSPP.

8.   I hereby agree to be bound by the terms of the MSPP. The effectiveness of this Purchase Agreement is dependent upon my eligibility to participate in the MSPP.

9.   In the event of my death, I hereby designate the following as my beneficiary(ies) to receive all payments and Shares due me under the MSPP:

BENEFICIARY'S NAME: _____

(First)   (Middle)   (Last)

_____   _____

Relationship to Me

_____

(Address)

I UNDERSTAND THAT THIS PURCHASE AGREEMENT SHALL REMAIN IN EFFECT THROUGHOUT SUCCESSIVE PURCHASE PERIODS UNLESS TERMINATED BY ME AND CONFIRM THAT THE FOLLOWING INFORMATION IS TRUE AND CORRECT.

My Social Security Number: _____

My Permanent Address: _____

_____

_____

Dated: _____   _____

Signature of Employee

Dated: _____   _____

Spouse's Signature

(If beneficiary other than spouse)

APPENDIX A

FORM OF RESTRICTED STOCK AGREEMENT
PURSUANT TO THE
TOWN SPORTS INTERNATIONAL HOLDINGS, INC.
2006 STOCK INCENTIVE PLAN
(as amended and restated effective as of April 2, 2015)

THIS AGREEMENT (this "**Agreement**") made as of _____, 20__, by and between Town Sports International Holdings, Inc. (the "**Company**") and _____ (the "**Participant**").

W I T N E S S E T H:

WHEREAS, the Company has adopted the Town Sports International Holdings, Inc. 2006 Stock Incentive Plan, as amended and restated effective as of April 2, 2015 (the "**Plan**"), which is administered by an Equity Grant Subcommittee, which was designated by the Compensation Committee that were appointed by the Company's Board of Directors (the "**Subcommittee**"); and

WHEREAS, pursuant to Section 8.1 of the Plan, the Subcommittee may grant to Eligible Employees shares of its common stock, par value $0.001 per share ("**Common Stock**"), in the amount set forth below; and

WHEREAS, the Shares (as defined below) are to be subject to certain restrictions;

NOW, THEREFORE, for and in consideration of the mutual promises herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.   Grant of Shares. Subject to the restrictions, terms and conditions of this Agreement, the Company awarded the Participant _____ (_____) shares of validly issued Common Stock (the "**Shares**") on _____, 20___ (the "**Grant Date**"). Pursuant to Section 2 hereof, the Shares are subject to certain restrictions, which restrictions relate to the passage of time as an employee of the Company or its Affiliates. While such restrictions are in effect, the Shares subject to such restrictions shall be referred to herein as "**Restricted Stock**."

2.   Restrictions on Transfer. The Participant shall not sell, transfer, pledge, hypothecate, assign or otherwise dispose of the Shares, except as set forth in the Plan or this Agreement. Any attempted sale, transfer, pledge, hypothecation, assignment or other disposition of the Shares in violation of the Plan or this Agreement shall be void and of no effect and the Company shall have the right to disregard the same on its books and records and to issue "stop transfer" instructions to its transfer agent.

3. <u>Restricted Stock</u>.

(a) <u>Retention of Certificates</u>. Promptly after the date of this Agreement, the Company shall issue stock certificates representing the Restricted Stock unless, to the extent permitted under applicable law, it elects to issue the Shares in the form of uncertificated shares and recognize such ownership through an uncertificated book entry account maintained by the Company (or its designee) on behalf of the Participant or through another similar method. The stock certificates shall be registered in the Participant's name and shall bear any legend required under the Plan or <u>Section 3(h)</u> hereof. Unless held in uncertificated book entry form, such stock certificates shall be held in custody by the Company (or its designated agent) until the restrictions thereon shall have lapsed. Upon the Company's request, the Participant shall deliver to the Company a duly signed stock power, endorsed in blank, relating to the Restricted Stock. If the Participant receives a stock dividend on the Restricted Stock or the shares of Restricted Stock are split or the Participant receives any other shares, securities, moneys or property representing a dividend on the Restricted Stock (other than cash dividends on or after the date of this Agreement) or representing a distribution or return of capital upon or in respect of the Restricted Stock or any part thereof, or resulting from a split-up, reclassification or other like changes of the Restricted Stock, or otherwise received in exchange therefor, or any warrants, rights or options issued to the Participant in respect of the Restricted Stock (collectively "**RS Property**"), the Participant will also immediately deposit with and deliver to the Company any of such RS Property, including, without limitation, any certificates representing shares duly endorsed in blank or accompanied by stock powers duly executed in blank, and such RS Property shall be subject to the same restrictions, including, without limitation, the restrictions in this <u>Section 3(a)</u> hereof, as the Restricted Stock with regard to which they are issued and shall herein be encompassed within the term "**Restricted Stock**."

(b) <u>Rights with Regard to Restricted Stock</u>. Subject to <u>Section 7</u>, upon becoming the holder of record of the Restricted Stock, the Participant will have the right to vote the Restricted Stock, and to receive, subject to the Committee's determination (in its sole discretion), any dividends payable to holders of record of Restricted Stock on and after the transfer of the Restricted Stock (although such dividends shall be treated, to the extent required by applicable law, as additional compensation for tax purposes if paid on Restricted Stock and stock dividends will be subject to the restrictions provided in <u>Section 3(a))</u>), and to exercise all other rights, powers and privileges of a holder of Common Stock with respect to the Restricted Stock set forth in the Plan, except that: (i) the Participant shall not be entitled to delivery of the stock certificate or certificates representing the Restricted Stock until the Restriction Period shall have expired; (ii) the Company (or its designated agent) shall retain custody of the stock certificate or certificates representing the Restricted Stock and the other RS Property during the Restriction Period; (iii) no RS Property shall bear interest or be segregated in separate accounts during the Restriction Period; and (iv) the Participant shall not sell, assign, transfer, pledge, exchange, encumber or dispose of the Restricted Stock during the Restriction Period.

(c) <u>Vesting</u>. The Restricted Stock shall become vested and cease to be Restricted Stock (but shall remain subject to <u>Section 5</u>) pursuant to the following schedule;

provided that the Participant has not had a Termination any time prior to the applicable vesting date:

Vesting Date	Number of Shares
Second Anniversary of Grant Date	100%

There shall be no proportionate or partial vesting in the periods prior to each vesting date and all vesting shall occur only on the appropriate vesting date; provided, however, that no Termination has occurred prior to such date.

The Restricted Stock will become fully vested on a Change in Control.

The provisions of the second paragraph of Section 8.1 of the Plan regarding Detrimental Activity shall apply to the Restricted Stock.

When any shares of Restricted Stock become vested, the Company shall promptly issue and deliver, unless the Company is using book entry, to the Participant a new stock certificate registered in the name of the Participant for such shares of Restricted Stock without the legend set forth in Section 3(h) and deliver to the Participant any related other RS Property, subject to applicable withholding.

(d) Forfeiture. The Participant shall forfeit to the Company, without compensation, other than repayment of any par value paid by the Participant for the Shares (if any), any and all Restricted Stock (but no vested Shares) and RS Property upon the Participant's Termination of Employment for any reason.

(e) Withholding. Participant shall pay, or make arrangements to pay, in a manner satisfactory to the Company, an amount equal to the amount of all applicable federal, state and local or foreign taxes that the Company is required to withhold at any time. In the absence of such arrangements, the Company or one of its Affiliates shall have the right to withhold such taxes from the Participant's normal pay or other amounts payable to the Participant, including, but not limited to, the right to withhold any of the Shares otherwise deliverable to the Participant hereunder. In addition, any statutorily required withholding obligation may be satisfied, in whole or in part, at the Participant's election, in the form and manner prescribed by the Committee, by delivery of shares of Common Stock (including, without limitation, the Shares issued under this Agreement).

(f) Section 83(b). If the Participant properly elects (as required by Section 83(b) of the Code) within 30 days after the issuance of the Restricted Stock to include in gross income for federal income tax purposes in the year of issuance the fair market value of such shares of Restricted Stock, the Participant shall pay to the Company or make arrangements satisfactory to the Company to pay to the Company upon such election, any federal, state or local taxes required to be withheld with respect to the Restricted Stock. If the Participant shall fail to make such payment, the Company shall, to the extent permitted by law, have the right to deduct from any payment of any kind otherwise due to the Participant any federal, state or local taxes of any kind required by law to be withheld with respect to the Restricted Stock, as well as the rights set forth in Section 3(e). The Participant acknowledges that it is the Participant's sole responsibility, and not the Company's, to file timely and properly the election under Section 83(b) of the Code and any corresponding provisions of state tax laws if the Participant elects to utilize such election.

(g)   Delivery Delay. The delivery of any certificate representing the Restricted Stock or other RS Property may be postponed by the Company for such period as may be required for it to comply with any applicable federal or state securities law, or any national securities exchange listing requirements and the Company is not obligated to issue or deliver any securities if, in the opinion of counsel for the Company, the issuance of the Shares shall constitute a violation by the Participant or the Company of any provisions of any applicable federal or state law or of any regulations of any governmental authority or any national securities exchange.

(h)   Legend. All certificates representing the Restricted Stock shall have endorsed thereon the following legends:

"The anticipation, alienation, attachment, sale, transfer, assignment, pledge, encumbrance or charge of the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Town Sports International Holdings, Inc. (the "**Company**") 2006 Stock Incentive Plan (as the same may be amended or amended and restated from time to time, the "**Plan**"), and an agreement entered into between the registered owner and the Company evidencing the award under the Plan. Copies of such Plan and agreement are on file at the principal office of the Company."

(i)   Any legend required to be placed thereon by applicable blue sky laws of any state.

Notwithstanding the foregoing, in no event shall the Company be obligated to deliver to the Participant a certificate representing the Restricted Stock prior to the vesting dates set forth above.

4.   Securities Representations. The Shares are being issued to the Participant and this Agreement is being made by the Company in reliance upon the following express representations and warranties of the Participant.

The Participant acknowledges, represents and warrants that:

(a)   The Participant has been advised that the Participant may be an "affiliate" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "**Act**") and in this connection the Company is relying in part on the Participant's representations set forth in this Section 4.

(b)   If the Participant is deemed an affiliate within the meaning of Rule 144 of the Act, the Shares must be held indefinitely unless an exemption from any applicable resale restrictions is available or the Company files an additional registration statement (or a "re-offer prospectus") with regard to the Shares and the Company is under no obligation to register the Shares (or to file a "re-offer prospectus").

(c)   If the Participant is deemed an affiliate within the meaning of Rule 144 of the Act, the Participant understands that the exemption from registration under Rule 144 will not be available unless (i) a public trading market then exists for the Common Stock of the Company, (ii) adequate information concerning the Company is then available to the public, and (iii) other terms and conditions of Rule 144 or any exemption therefrom are complied with; and that any sale of the Shares may be made only in limited amounts in accordance with such terms and conditions.

5.   No Obligation to Continue Employment. This Agreement is not an agreement of employment. This Agreement does not guarantee that the Company or its Affiliates will employ or retain, or continue to employ or retain, the Participant during the entire, or any portion of the, term of this Agreement, including, but not limited to, any period during which the Restricted Stock is outstanding, nor does it modify in any respect the Company's or its Affiliate's right to terminate or modify the Participant's employment or compensation.

6.   Power of Attorney. The Company, its successors and assigns are hereby appointed the attorneys-in-fact, with full power of substitution, of the Participant for the purpose of carrying out the provisions of this Agreement and taking any action and executing any instruments which such attorneys-in-fact may deem necessary or advisable to accomplish the purposes of this Agreement, which appointment as attorneys-in-fact is irrevocable and coupled with an interest. The Company, as attorney-in-fact for the Participant, may in the name and stead of the Participant, make and execute all conveyances, assignments and transfers of the Shares and property provided for in this Agreement, and the Participant hereby ratifies and confirms all that the Company, as said attorney-in-fact, shall do by virtue hereof. Nevertheless, the Participant shall, if so requested by the Company, execute and deliver to the Company all such instruments as may, in the judgment of the Company, be advisable for such purpose.

7.   Rights as a Stockholder. The Participant shall have no rights as a stockholder with respect to any Restricted Stock unless and until the Participant has become the holder of record of the Shares, whether the Shares are represented by a certificate or through book entry or another similar method, and no adjustments shall be made for dividends in cash or other property, distributions or other rights in respect of any Shares, except as otherwise specifically provided for in the Plan or this Agreement.

8.   Provisions of Plan Control. This Agreement is subject to all the terms, conditions and provisions of the Plan, including, without limitation, the amendment provisions thereof, and

to such rules, regulations and interpretations relating to the Plan as may be adopted by the Committee and as may be in effect from time to time. The Plan is incorporated herein by reference. Capitalized terms in this Agreement that are not otherwise defined shall have the respective meanings set forth in the Plan. If and to the extent that this Agreement conflicts or is inconsistent with the terms, conditions and provisions of the Plan, the Plan shall control, and this Agreement shall be deemed to be modified accordingly. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes any prior agreements between the Company and the Participant with respect to the subject matter hereof.

9. <u>Amendment</u>. To the extent applicable, the Board or the Committee may at any time and from time to time amend, in whole or in part, any or all of the provisions of this Agreement to comply with Section 409A of the Code and the regulations thereunder or any other applicable law and may also amend, suspend or terminate this Agreement subject to the terms of the Plan. The award of Restricted Stock pursuant to this Agreement is not intended to be considered "deferred compensation" for the purposes of Section 409A of the Code.

10. <u>Notices</u>. Any notice or communication given hereunder (each, a "**Notice**") shall be in writing and shall be sent by personal delivery, by courier or by regular United States mail, first class and prepaid, to the appropriate party at the address set forth below:

> If to the Company, to:
>
> Town Sports International Holdings, Inc.
> 399 Executive Boulevard
> Elmsford, New York 10523
> Attention: General Counsel
>
> If to the Participant, to the address of the Participant on file with the Company;

or such other address or to the attention of such other person as a party shall have specified by prior Notice to the other party. Each Notice shall only be given and effective upon actual receipt (or refusal of receipt).

11. <u>Acceptance</u>. As required by Section 8.2(b) of the Plan, the Participant shall forfeit the Restricted Stock if the Participant does not execute this Agreement within a period of 60 days from the date the Participant receives this Agreement (or such other period as the Committee shall provide).

12. <u>Non-Compete; Nonsolicitation</u>.

(a) (i) As an inducement to the Company to enter into this Agreement and to grant the Shares, the Participant agrees that (A) during the Participant's period of employment with the Company or any of its Affiliates, and (B) if the Participant resigns or the Participant's employment is terminated by the Company or any of its Affiliates for any reason, during the period which the Company or any of its Affiliates is paying the Participant severance compensation (which shall be at a rate and an amount equal to the Participant's base salary received by the Participant immediately prior to the Participant's Termination of Employment), such period not to exceed one year (the "**Noncompete Period**"), the Participant shall not, directly or indirectly, own, manage, control, participate in, consult with, render services for, or in any manner engage in, any business competing directly or indirectly with the business as conducted by the Company or any of its Affiliates during the Participant's period of employment with the Company or any of its Affiliates or at the time of the Participant's Termination of Employment or with any other business that is the logical extension of the Company's and its Affiliates' business during the Participant's period of employment with the Company or any of its Affiliates or at the time of the Participant's Termination of Employment, within any metropolitan area in which the Company or any of its Affiliates engages or has definitive plans to engage in such business; provided, however, that (1) the Participant shall not be precluded from purchasing or holding publicly traded securities of any entity so long as the Participant shall hold less than 2% of the outstanding units of any such class of securities and has no active participation in the business of such entity, and (2) the Company shall have notified the Participant of its agreement to provide (or cause to be provided) such severance compensation (x) in the event of resignation, within five days following the date of the Participant's Termination of Employment, or (y) in the event of termination, on or before the date of the Participant's Termination of Employment. Notwithstanding anything contained herein to the contrary, the Participant's agreement set forth in clause (B) above shall not apply if the date of the Participant's Termination of Employment occurs after the fifth anniversary of the Grant Date.

(ii)   During the Noncompete Period, the Participant shall not directly or indirectly (A) induce or attempt to induce any employee of the Company or any of its Affiliates to leave the employ of the Company or any of its Affiliates, or in any way interfere with the relationship between the Company or any of its Affiliates and any employee thereof, (B) hire any person who was an employee of the Company or any of its Affiliates at any time during the Participant's employment period except for such employees who have been terminated for at least six months, or (C) induce or attempt to induce any customer, supplier, licensee, franchisor or other business relation of the Company or any of its Affiliates to cease doing business with such member, or in any way interfere with the relationship between any such customer, supplier, licensee, franchisor or business relation, on the one hand, and the Company or any of its Affiliates, on the other hand.

(iii)   The provisions of this Section 12(a) shall survive any expiration or termination of this Agreement, any Termination of Employment of the Participant, or any forfeiture of the shares of Restricted Stock.

(iv)   If it is determined by a court of competent jurisdiction that any of the provisions of this Section 12(a) is excessive in duration or scope or otherwise is unenforceable, then such provision may be modified or supplemented by the court to render it enforceable to the maximum extent permitted by law.

(b)   The Participant acknowledges that the Participant may have access to certain confidential, non-public and proprietary information (the "**Confidential Information**"), concerning the Company and its Affiliates and their respective officers, directors, stockholders, employees, agents and representatives and agrees that: (i) unless pursuant to prior written consent by the Company, the Participant shall not disclose any Confidential Information to any Person for any purpose whatsoever unless compelled by court order or subpoena; (ii) the Participant shall treat as confidential all Confidential Information and shall take reasonable precautions to prevent unauthorized access to the Confidential Information; (iii) the Participant shall not use the Confidential Information in any way detrimental to the Company or any of its Affiliates and shall use the Confidential Information for the exclusive purpose of effecting the Participant's duties of employment with the Company or any of its Affiliates; and (iv) the Participant agrees that the Confidential Information obtained during the Participant's employment with the Company shall remain the exclusive property of the Company and its Affiliates, and the Participant shall promptly return to the Company all material which incorporates, or is derived from, all such Confidential Information upon termination of the Participant's employment with the Company or any of its Affiliates. It is hereby agreed that Confidential Information does not include information generally available and known to the public other than through the disclosure thereof by or through the Participant or obtained from a source not bound by a confidentiality agreement with the Company or any of its Affiliates.

(c)   The Participant hereby agrees that all inventions, innovations or improvements in the method of conducting the business (including, without limitation, improvements, ideas and discoveries, whether patentable or not) of the Company or any of its Affiliates, whether prior to the date hereof or thereafter, in each case conceived or made by the Participant in the course of the Participant's employment with the Company or any of its Affiliates, belong to the Company and its Affiliates, except for such inventions, innovations and improvements that have become part of the public domain other than through the disclosure thereof by or through the Participant and are not entitled to statutory or common law protection. The Participant will promptly disclose such inventions, innovation or improvements to the Company and perform all actions reasonably requested by the Company to establish and confirm such ownership by the Company or any of its Affiliates.

13.   <u>Waiver of Jury Trial</u>. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO.

14.   <u>Miscellaneous</u>.

(a)   This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, legal representatives, successors and assigns.

(b)   All questions concerning the construction, validity and interpretation of this Agreement will be governed by, and construed in accordance with, the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

(c)   In the event of any dispute, controversy or claim between the Company or any Affiliate and the Participant in any way concerning, arising out of or relating to the Plan or this Agreement (a "**Dispute**"), including without limitation any Dispute concerning, arising out of or relating to the interpretation, application or enforcement of the Plan or this Agreement, the parties hereby (i) agree and consent to the personal jurisdiction of the courts of the State of New York located in New York County and/or the Federal courts of the United States of America located in the Southern District of New York (collectively, the "**Agreed Venue**") for resolution of any such Dispute, (ii) agree that those courts in the Agreed Venue, and only those courts, shall have exclusive jurisdiction to determine any Dispute, including, without limitation, any appeal, and (iii) agree that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of New York. The parties also hereby irrevocably (A) submit to the jurisdiction of any competent court in the Agreed Venue (and of the appropriate appellate courts therefrom), (B) to the fullest extent permitted by law, waive any and all defenses the parties may have on the grounds of lack of jurisdiction of any such court and any other objection that such parties may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court (including without limitation any defense that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum), and (C) consent to service of process in any such suit, action or proceeding, anywhere in the world, whether within or without the jurisdiction of any such court, in any manner provided by applicable law. Without limiting the foregoing, each party agrees that service of process on such party pursuant to a notice as provided in Section 10 shall be deemed effective service of process on such party. Any action for enforcement or recognition of any judgment obtained in connection with a Dispute may enforced in any competent court in the Agreed Venue or in any other court of competent jurisdiction.

(d)   This Agreement may be executed in one or more counterparts, all of which taken together shall constitute one contract.

(e)   The failure of any party hereto at any time to require performance by another party of any provision of this Agreement shall not affect the right of such party to require performance of that provision, and any waiver by any party of any breach of any provision of this Agreement shall not be construed as a waiver of any continuing or succeeding breach of such provision, a waiver of the provision itself, or a waiver of any right under this Agreement.

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IN WITNESS WHEREOF, the parties have executed this Agreement on the date and year first above written.

TOWN SPORTS INTERNATIONAL HOLDINGS, INC.

By:_____
Name:
Title:

PARTICIPANT

_____
_____